UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-10410

CAESARS ENTERTAINMENT CORPORATION

(Exact name of registrant as specified in its charter)

One Caesars Palace Drive, Las Vegas, Nevada 89109

(702) 407-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

voting common stock, $0.01 par value

(Title of each class of securities covered by this Form)

Common Stock, $0.01 par value (registered pursuant to the registrant’s Form 8-A (File No. 000-53108))

Guarantee of 5.625% Senior Notes due 2015

Guarantee of 6.50% Senior Notes due 2016

Guarantee of 5.75% Senior Notes due 2017

Guarantee of 10.00% Second-Priority Senior Secured Notes due 2015

Guarantee of 10.00% Second-Priority Senior Secured Notes due 2018

Guarantee of 10.00% Second-Priority Senior Secured Notes due 2018

Guarantee of 11.25% Senior Secured Notes due 2017

Guarantee of 10.75% Senior Notes due 2016

Guarantee of 10.75% Senior Toggle Notes due 2018

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Caesars Entertainment Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 26, 2010	By:	/s/ Michael D. Cohen
Michael D. Cohen Vice President, Associate General Counsel and Corporate Secretary